Exhibit 12

WISCONSIN PUBLIC SERVICE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

	Six Months Ended	For the Years Ending December 31
	June 30
(Millions, except ratio)	2011	2010	2009	2008	2007	2006

EARNINGS
Net Income from continuing operations	$62.7	$135.0	$120.4	$132.3	$113.3	$102.1
Provision for income taxes	35.2	78.0	68.0	73.1	66.8	58.3

Income from continuing operations before income taxes	97.9	213.0	188.4	205.4	180.1	160.4
Less: Undistributed earnings of less than 50% owned affiliates	(0.9)	(1.7)	(1.8)	(2.2)	(2.5)	(3.2)

Adjusted income from continuing operations before income taxes	97.0	211.3	186.6	203.2	177.6	157.2
Total fixed charges as defined	29.2	56.9	58.5	48.1	45.3	42.3

Total earnings as defined	$126.2	$268.2	$245.1	$251.3	$222.9	$199.5

FIXED CHARGES
Interest expense	$28.3	$54.4	$54.0	$44.0	$43.5	$40.4
Allowance for funds used during construction	0.1	0.3	2.0	1.8	0.3	0.2
Interest factor applicable to rentals	0.8	2.2	2.5	2.3	1.5	1.7

Total fixed charges as defined	$29.2	$56.9	$58.5	$48.1	$45.3	$42.3
Preferred stock dividend requirements *	2.6	5.2	4.9	4.8	4.9	4.9

Total fixed charges and preferred stock dividend requirements	$31.8	$62.1	$63.4	$52.9	$50.2	$47.2

RATIO OF EARNINGS TO FIXED CHARGES	4.3	4.7	4.2	5.2	4.9	4.7

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	4.0	4.3	3.9	4.7	4.4	4.2

* Represents our preferred stock dividend requirements computed by dividing the preferred stock dividend requirements by 100% minus the income tax rate.